United States

Securities and Exchange Commission

Form 12b-25

SEC File No. 000-52272

CUSIP No. 989775101

NOTIFICATION OF LATE FILING

(Check One):     _  Form 10-K and Form 10-KSB; __ Form 20-F;

 __ Form 11-K; ___ Form 10-Q and Form 10-QSB; __ Form N-CSR

For Period Ended:  ___________

_X_ Transition report on Form 10-K and Form 10-KSB

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the Transition Period Ended: December 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

ZULU ENERGY CORP.

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Full Name of Registrant

N/A

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Former Name if Applicable

122 N. Main Street, Sheridan, WY  82801

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Address of Principal Executive Office (Street and Number)

City, State and Zip Code

1066 West Hastings Street, Vancouver, BC V6E 3X2

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Former Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the recent acquisitions of Nyati Resourced Botswana (Proprietary) Limited and certain other entities as more fully described in the Form 8-K filed with the SEC on December 27, 2007, the Company changed its fiscal year end from June 30 to December 31.  Due to the change in the Company’s fiscal year and recent acquisitions, the Company and its auditors require additional time to complete the audit of the Company and its recently acquired subsidiaries and to prepare the audited financial statements to be included in the transition report.  Therefore, the transition report on Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Satyendra Deshpande

(716) 400-1664

  (Name)                    (Area Code)            (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identity report(s)

X  Yes __ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___Yes   X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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ZULU ENERGY CORP.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 2008

By:

/s/ Satyendra Deshpande

Satyendra Deshpande, Chief Financial Office